January 15, 2009
Via Fax 202.772.9218 (Page 1 of 8 Pages)
(Original Via Federal Express)

Ms. Kate Tillan (Mail Stop 3030)

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Energy Conversion Devices, Inc. (ECD)
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 28, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Form 8-K filed October 6, 2008
Your File No. 1-08403

Dear Ms. Tillan:

This letter is in response to your December 30, 2008 letter. The information set forth below is numbered to correspond to the paragraphs of your letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Consolidated Financial Statements, page 50

Consolidated Statements of Operations, page 53

1.        We note that you reflect other non-operating income of $1.2 million in fiscal 2008. It appears from your disclosure on page 37 that this amount includes insurance proceeds of $1,682,000 for business interruptions at one of your facilities. Please tell us the nature of this item and explain why you classified the amount as non-operating and not operating.

Response:        We received insurance proceeds for business interruptions at our facilities in Greenville, Michigan relating to two separate incidents during fiscal 2008. (These items were also discussed on pages 37 and 38 of our Form 10-K.) FASB Concept Statement 6, paragraph 86, states that gains should be classified as operating or non-operating depending on the relation to an entity’s central operations. Since the proceeds were not directly associated with the sale or manufacturing of products, we classified the proceeds as other non-operating income. EITF Issue No. 01-13, “Income Statement Display of Business Interruption Insurance Recoveries”, allows entities to choose how to classify business interruption insurance recoveries in the statement of operations, as long as that classification is not contrary to generally accepted accounting principles. The classification of the proceeds as other non-operating income is not contrary to generally accepted accounting principles.

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

January 15, 2009 – Page 2

Note A. The Company and Summary of Accounting Policies, page 60

Litigation, page 64

2.	In future filings, please also address the expected impact on the company's liquidity.

Response: We confirm that we will, in future filings, also address the expected impact on the company’s liquidity.

Product Sales, page 64

3.     Please tell us and revise future filings to enhance the discussion of your revenue recognition policy with regard to product sales. Disclose why the majority of sales are recognized when the "buyer is informed that goods are available for shipment" and disclose when sales are recognized for the remainder of your product sales. Your disclosure should also address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.

Response: We recognize revenue from product sales in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and determinable, and collectability is reasonably assured.

We require a written agreement to establish evidence of an arrangement. The written agreement defines the selling price and other material terms, including those that may have an impact on revenue, for example rebates and discounts (if applicable). The agreements generally take the form of a take-or-pay or supply agreement, or a purchase order.

We determine whether delivery has occurred based on when title transfers and the risks and rewards of ownership have transferred to the buyer. We sell our solar products (representing approximately 94% of our sales for the year ended June 30, 2008) under ex-works terms, meaning right of possession and risk of loss are transferred to the buyer when we place the products at the disposal of the buyer. For these sales, we affirmatively notify the buyer that the goods are available for the buyer’s disposal, at which point title transfers and we recognize the sale. We sell the remainder of our products under FOB shipping point terms, meaning ownership and risk of loss are transferred to the buyer when we place the products with the buyer’s carrier, at which point title transfers to the buyer and we recognize the sale.

We regularly review our customers’ financial positions to ensure that collectability is reasonably assured.

Customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection and similar privileges have not resulted in uncertainty that impacts revenue recognition. Our agreements include ordinary course of business commercial terms for return of non-conforming goods (which have also not historically been significant), and no other customer acceptance terms. Certain agreements include credits, discounts, rebates or price protection that have not historically been significant. The agreements do not include significant post shipping obligations. Our product sales agreements include a standard warranty, and we record a warranty reserve based upon our past experience and best estimate of future warranty claims.

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

January 15, 2009 – Page 3

We confirm that we will, in future filings, enhance the discussion of our revenue recognition policy with regard to product sales. Our disclosures will address, if significant, customer acceptance, return policies, post shipment obligations, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.

4.     Please tell us the basis for recognizing revenue for the “majority” of product sales when the buyer is informed that goods are available for shipment. Describe the terms and conditions of your product sales and how you analyzed those terms in determining your accounting policy under U.S. GAAP. Discuss in sufficient detail your consideration of SAB Topics 13.A.1 and 13.A.3.

Response: Please see our response to Item 3 in which we specifically address (1) the four criteria in SAB Topic 13.A.1 and our application of that criteria, and (2) our application of the guidance under SAB Topic 13.A.3.b (i.e. our determination that there are no customer acceptance terms that create uncertainty for purposes of our product sales revenue recognition). The remaining items under SAB Topic 13.A.3 are not applicable to our product sales revenue recognition for the following reasons:

SAB Topic 13.A.3.a - Delivery occurs when we place the products at the disposal of the buyer. Since title and the risks and rewards of ownership transfer to the buyer when delivery occurs, we have no bill and hold arrangements.

SAB Topic 13.A.3.c - There are no performance provisions that are: (1) essential to the functionality of the delivered products or (2) would generate a refund if not performed.

SAB Topic 13.A.3.d - The product sales revenue is not license revenue.

SAB Topic 13.A.3.e - The agreements do not contractually or in practice represent a layaway plan; the product does not remain in our inventory.

SAB Topic 13.A.3.f – We do not receive nonrefundable up-front fees.

SAB Topic 13.A.3.g - The product sales are not multi-deliverable arrangements.

Basic and Diluted Net Share Income (Loss) Per Share, page 67

5.     Please tell us how you considered paragraph 40 of SFAS 128 in your presentation of earnings per share which requires a reconciliation of the numerators and the denominators of your basic and diluted per-share computations for income from continuing operations including individual income and share amount effects of all securities that affect earnings per share.

Response: The presentation of earnings per share showed both basic and diluted net income per share, as well as the basic and diluted shares (the denominators), but did not show the reconciliation of the basic and diluted shares for fiscal 2008, the only year in which the basic net income (loss) per share differed from the diluted net income (loss) per year. The correct chart would have included the dilutive effect of stock options and stock warrants for fiscal 2008 as shown in Attachment A. We confirm that we will, in future filings, include the reconciliation as required by paragraph 40 of SFAS 128.

Note B. Accounts Receivable, page 72

6.     Please revise future filings to disclose the nature of “unbilled” accounts receivable, including what is represented by "other" unbilled receivables. Please also disclose the time period over which you expect to bill the accounts receivable.

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

January 15, 2009 – Page 4

Response: We confirm that we will, in future filings, disclose the nature of unbilled accounts receivable, including what is represented by "other" unbilled receivables, and the time period over which we expect to bill the accounts receivable.

Note D. Joint Ventures and Investments, page 73

7.     We reference the disclosure on page 31 that you have not reported any earnings or losses from Cobasys because your contributions have been non-cash items, including intellectual property and expertise. We also refer to the disclosure on page 23 of your Form 10-Q for the fiscal quarter ended September 30, 2008 that you account for your investment in Cobasys using the modified equity method. We see that you recorded revenue related to Cobasys during fiscal year 2007 and 2008. Please tell us and revise future filings to explain the modified equity method and why it is appropriate for you to use this method for investment in Cobasys.

Response: Cobasys is a limited liability company that is managed by two members, each of which owns a 50% interest in Cobasys’ limited liability interests. We own one of these interests through our subsidiary, Ovonic Battery Company, Inc. (OBC). The other interest is owned by Chevron Technology Ventures, LLC (CTV). Each of OBC and CTV has the right to appoint two members to the management committee of Cobasys. In addition, CTV owns preferred interests in Cobasys, which give CTV additional management voting rights with respect to certain ordinary course decisions to be made with respect to Cobasys and a distribution and liquidation preference. APB 18 requires that a company use the equity method of accounting for investments in an entity representing between 20% and 50% ownership. Based on the foregoing, we believe that our interest in Cobasys’ limited liability interests requires that we use the equity method to account for our investment in Cobasys. Please also see our response to Item 8

We recorded revenue related to services provided to Cobasys in fiscal years 2007 and 2008 of $845,000 and $548,000, respectively. This revenue was for services rendered to Cobasys under a separate arms length contract and not earnings from or related to our investment in Cobasys.

We confirm that we will, in future filings, enhance our description of our accounting policy for Cobasys, including deleting the word “modified” from our description.

8.     We see that you and Chevron Technology Ventures each hold a 50% interest in Cobasys. Please tell us your FIN 46 analysis as to whether the joint venture is a variable interest entity and, if so, whether you are the primary beneficiary and should consolidate Cobasys.

Response: We have determined that Cobasys is a variable interest entity as defined in FIN 46. We have further determined that we are not the primary beneficiary or obligor of Cobasys, because we do not have a majority of the benefits or obligations with respect to Cobasys. We are entitled to appoint two of the four members of Cobasys’ board of management. Chevron Technology Ventures, LLC (CTV) has a preferred interest that is senior to the membership interests in terms of distribution and liquidation preference. CTV has, pursuant to our agreement with CTV, historically provided all of the funding for Cobasys. Both CTV and ECD have been allocated their proportionate share of Cobasys’ losses. Accordingly, we have determined, consistent with FIN 46, that Cobasys should not be consolidated.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 98

9.	It appears from Schedule 13G filed with the SEC and publicly available on EDGAR that you

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

January 15, 2009 – Page 5

have persons who beneficially own more than 5% of your common stock. Please provide us with an explanation of your basis for not disclosing those beneficial ownership interests in your Form 10-K (or by incorporation by reference to your Proxy Statement on Schedule 14A filed October 17, 2008) in accordance with Item 403(a) of Regulation S-K, and confirm that you will provide such disclosure as required, in future filings.

Response: We prepared the disclosure appearing in our Form 10-K (as incorporated by reference from our Proxy Statement on Schedule 14A filed on October 17, 2008) using an ownership summary report on NASDAQ Online (a website provided by NASDAQ to its listed companies), which consolidates beneficial ownership reports appearing on Schedule 13G and Schedule 13F.  Using this report in September 2008, we determined that no entity held more than five percent of our outstanding common stock at the time we prepared our disclosure.   Subsequently, FMR LLC (November 10, 2008) and WS Management LLP (November 21, 2008) filed Schedules 13G showing beneficial ownership of 10.558% and 5.38%, respectively, of our outstanding common stock. We confirm that we will provide the disclosure regarding persons who beneficially own more than five percent of our securities, as required, in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements, page 1

Note B. Investments, page 9, and Note J. Fair Value, page 17

10.  We note your disclosure that the valuation of auction rate securities under SFAS 157 was estimated using your investment advisor's pricing model which is not a market model. Please tell us and revise future filings to discuss the particular methods used to value the auction rate securities. Please also discuss the following:

•	The significant inputs and assumptions used to determine these values, such as discount rates, interest rates, illiquidity adjustments, other significant assumptions;
•	The maximum contractual default rate and the current interest rate on these securities at the end of each period; and
•	The key terms of the rate securities such as maturity dates, auction reset provisions and interest rate provisions.

Please refer to paragraphs 33 of SFAS 157 which requires you to disclose information that enables users of your financial statements to assess the inputs used to develop your measurements and also the specific disclosures required by paragraph 33(c) of SFAS 157.

Response: Each auction rate certificate (ARC) was valued using a discounted cash flow analysis because there is presently no active market for the ARCs from which to determine value. The following respond to the specific information requests:

•

The valuation analyses utilized discount rates based on the reported rates for comparable securities (i.e., similar student loan portfolios and holding periods) in active markets, plus a factor for the present market illiquidity associated with the ARCs. The reported rate for a comparable security was the sum of (1) the base rate that is used in the reporting of that security, in this case three month LIBOR, and (2) the interest rate spread above the base rate, as reported from the active markets for that security. The illiquidity factor was

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

January 15, 2009 – Page 6

established based on the credit quality of the ARC determined by the percentage of the underlying loans guaranteed by the Federal Family Education Loan Program (FFELP). The resulting discount rates used in the valuation analyses ranged from 5.2% to 6.9% based on the ARC.

•

The default interest rate on the ARCs, which applies in the absence of an active market for the ARCs, is the lesser of (1) the trailing twelve-month average of the 91 day U.S. Treasury bill rate plus 120 basis points, or (2) the trailing twelve-month average interest rate of the ARC. The weighted average interest rate on the ARCs was 3.23% at September 30, 2008.

•

The ARCs mature at various dates between December 2033 and December 2045. The ARCs bear interest at rates determined every 28 or 35 days through an auction process, in which the applicable rate is set at the lowest rate submitted in the auction, or, in the absence of an active market for the ARCs, the default rate discussed above. Interest rates on the ARCs are capped between 12% and 18%.

We confirm that we will, in future filings, discuss the particular methods and inputs used to value the ARCs.

11.  As a related matter, please tell us the nature and extent of the third-party's involvement in your decision-making process associated with the referenced valuation. While you (management) may elect to take full responsibility for valuing the ARCs, if you choose to continue to refer to the expert, you may need to revise to name them and include their consent as an exhibit to any registration statement that includes or incorporates this disclosure in compliance with Securities Act Rule 436. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: Management takes full responsibility for valuing the ARCs, and we do not intend to summarize or attribute such valuation to an expert for the purposes of the Securities Act of 1933. Instead, the third party assisted with certain of the inputs used in valuing the ARCs, as described in our response to Item 10.

Note G – Commitments and Contingencies, page 13

12.  We reference the disclosure that you finalized a joint agreement in September 2008 with Tianjin Jinneng Investment Company. Please tell us and include in future filings a discussion of the terms and ownership structure of this joint venture. Please also discuss your accounting for the investment in the joint venture.

Response: United Solar Ovonic, LLC (USO) has a 25% equity interest in United Solar Ovonic Jinneng Limited, an entity organized under the laws of the People’s Republic of China to manufacture solar products in China for sale in the Chinese market using solar cells purchased from, and technology licensed by, USO. Tianjin Jinneng Investment Co. (TJIC) owns the other 75% equity interest and has the right to appoint a majority of the entity’s board of directors. USO has contributed $1,000,000 cash to the entity and $1,500,000 in the form of a royalty-free license of technology. USO has, at its sole option and upon the entity’s achievement of certain performance goals, the right to increase in the future its equity interest to 51%, by making an additional cash contribution to the entity. Profits and losses of the joint venture will be allocated based on the parties’ respective ownership percentages.

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

January 15, 2009 – Page 7

APB 18 requires the equity method of accounting be used for investments in an entity representing between 20% and 50% ownership. Accordingly, we use the equity method to account for our 25% equity interest in the joint venture. We are not required to consolidate the joint venture under FIN 46 as we do not receive a majority of the returns or absorb a majority of the losses.

Should the joint venture become material to our financial statements, we confirm that we will, in future filings, include a discussion of the terms of the joint venture and the accounting for the investment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 27

13.  Regarding your disclosures related to the fair value of investments, please refer to the disclosure guidance included in the letters from the Senior Assistant Chief Accountant issued in March 2008 and September 2008, located at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. Please consider revising future filings to include those disclosures that could provide clearer and more transparent disclosure regarding your fair value measurements, specifically information about judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions and details about the methodology and inputs you used.

Response: We confirm that we will, in future filings, include those disclosures that provide clearer and more transparent disclosure regarding fair value measurements.

Quantitative and Qualitative Disclosures about Market Risk, page 31

14.  We note your disclosure on page 32 that “[t]he Company invests in auction rate certificates. Recent market conditions have resulted in failures of certain auctions; however, the Company's securities have not experienced such failures." On page 10 you disclose that “[a]t September 30, 2008, the Company's investment advisor has valued these securities using their pricing model which is not a market model, but which does reflect some discount due to the current lack of liquidity of the investments as a result of recently failed auctions." Please reconcile these disclosures.

Response: These disclosures were intended to distinguish the securities from the markets for these securities. The obligations underlying the certificates are not yet due and the company has not experienced any defaults under the certificates. However, the auctions for the certificates have failed causing the present illiquidity in the market for the certificates. We therefore determined to discount the value of the securities based upon the existing market conditions, and not due to any risk associated with the securities, as described in our response to Item 10.

We confirm that we will, in future filings, clarify those disclosures market risk associated with the auction rate certificates.

Exhibits 31.1 and 31.2

15.  We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

January 15, 2009 – Page 8

revised so as not to include the individual's title. Further, we note that you inserted a period at the end of paragraph 4(d) instead of including a semicolon followed by the word 'and'. Please revise future filings to be consistent with the wording included in Item 601(b)(31)(i) of Regulation S-K.

Response: We confirm that we will revise the certification required by Exchange Act Rule 13a-14(a), in future filings, to be consistent with the wording included in Item 601(b)(31)(i) of Regulation S-K.

Form 8-K filed October 6, 2008

16.  We note that you list a press release referencing certain strategic initiatives as an exhibit to this filing. Please explain why you have not included the press release. If appropriate, please file an amended 8-K to include the press release.

Response: We filed an amended Form 8-K on January 5, 2009, correcting the earlier filing to include the press release.

* * * * *

ECD acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,
•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please contact me at (248) 299-6057.

Sincerely,

/S/ Harry Zike
Harry Zike
Vice President and Chief Financial Officer

cc:       Mark Morelli

Attachment A

Additional Information for Response to Item 5

	2008	2007	2006
Weighted average number of shares outstanding:
For basic net income (loss) per share	40,231,379	39,389,401	32,495,709
Dilutive effect of stock warrants	126,348	—	—
Dilutive effect of stock options	780,122	—	—
For diluted net income (loss) per share	41,137,849	39,389,401	32,495,709

Net income (loss) from continuing operations before income taxes	$4,009,393	$(25,230,939)	$(18,910,246)
Income taxes	155,901	—	—
Net income (loss) from continuing operations	3,853,492	(25,230,939)	(18,910,246)
Discontinued operations	—	—	313,979
Net income (loss)	$3,853,492	$(25,230,939)	$(18,596,267)
Basic net income (loss) per share
Continuing operations	$.10	$(.64)	$(.58)
Discontinued operations	—	—	.01
	$.10	$(.64)	$(.57)
Diluted net income (loss) per share
Continuing operations	$.09	$(.64)	$(.58)
Discontinued operations	—	—	.01
	$.09	$(.64)	$(.57)